EXHIBIT 99.1

GLG Life Tech Corporation Announces Six New Zero Calorie Vitamin Enriched Waters Are Now Ready for Launch in China Into Busy Summer Season

VANCOUVER, B.C., July 20, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces that AN0C's next beverage products - zero calorie vitamin enriched waters - have been finalized and all required government approvals have now been obtained for sale nationwide in China. Production of the six zero calorie vitamin enriched waters has already commenced and distribution throughout AN0C's existing distribution network will commence shortly.

The AN0CTM zero calorie vitamin enriched waters are:

  grapefruit
  mixed berry
  pomegranate - grape
  lemon
  tropical fruit
  orange

All vitamin enriched waters are sweetened with GLG's BlendSureTM and RebPureTM high purity stevia extracts that have both received the letters of no objections from the FDA and works extremely well in this beverage application.

Dr. Luke Zhang, Chairman and CEO of both GLG and AN0CTM stated, "The launch of AN0C's vitamin enriched waters is another important milestone for our business. This is the second category of our AN0C beverage in addition to the RTD tea we have already launched. This beverage category is a relatively newer category in China, but we expect it will develop well in the China market to meet our targeted customers' needs. This brings the total number of product SKU's to twelve for AN0C and we are pleased to offer a broader range of zero calorie naturally sweetened product to the Chinese consumer to build the AN0C brand as a healthy choice for great tasting beverages. We are also pleased to announce that we will leverage our existing distribution channels to get our zero calorie vitamin enriched waters to the market faster than our first products did. Our distribution partners are an important part for AN0C's business and key distributors have already been trained and are ready to take orders for this new AN0C category. We plan to continue to launch another three new categories of AN0C beverages including CSD, Juice Milk and Herbal Drink before the end of September of 2011 as we solidify our position as the #1 zero calorie beverage and food brand in China."

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C

AN0C focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com